Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Celcuity Inc. Amended and Restated 2017 Stock Incentive Plan and Celcuity Inc. 2017 Employee Stock Purchase Plan of our report dated March 23, 2022, with respect to the balance sheets of Celcuity Inc. as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders’ equity, and cash flows for each of the years ended December 31, 2021 and 2020 included in the Annual Report on Form 10-K of Celcuity Inc. for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Boulay PLLP

Minneapolis, Minnesota

May 31, 2022